AMENDMENT TO
AMENDED AND RESTATED
BY-LAWS OF
JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND II

As Amended: March 11, 2008

Article II. Trustees. A new Section 2.6 is added as follows:

     Section 2.6. Retirement Age. That the retirement age for Trustees shall be seventy two and that therefore each Trustee shall retire from service on December 31 of the year in which he or she reaches his or her seventy-second birthday.

     Article VI. Preferred Shares. That any and all provisions prohibiting or restricting the ability of affiliates of the Fund from submitting Bids or Orders or otherwise participating in Auctions for Preferred Shares, including without limitation such provisions contained in Section 6.9 relating to Auction Procedures, be and they hereby are eliminated and repealed. For the elimination of doubt, this provision eliminating all such restrictions shall govern in the event of any ambiguity or inconsistency regarding the ability of affiliates of the Fund to fully participate in auctions to the extent permitted by applicable law.